 Exhibit 99.1

Nova Cannabis Shareholders Vote in Favour of Strategic Partnership with SNDL

CALGARY, AB, May 5, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") is pleased to announce that the shareholders of Nova Cannabis Inc. (TSX: NOVC) ("Nova"), excluding the Company and its associates and affiliates in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (the "Disinterested Shareholders"), have approved a resolution (the "Transaction Resolution") in respect of the proposed transaction (the "Transaction") between SNDL and Nova to create a well-capitalized cannabis retail platform in Canada, as contemplated by the implementation agreement entered into between the Company and Nova dated December 20, 2022, as amended on April 3, 2023 (the "Implementation Agreement"). More than 99% of votes cast by the Disinterested Shareholders at the Nova annual and special meeting of shareholders held on May 5, 2023, were in favour of the Transaction Resolution.

"The transaction with Nova enables SNDL to evolve in a very immature sector by becoming a trusted partner and an essential part of the Canadian cannabis ecosystem," said Zach George, Chief Executive Officer of SNDL. "This strategic partnership will transition SNDL to the role of sponsor, licensor, and advisor in the cannabis retail market. Through a distribution of Nova common shares to SNDL shareholders, we will reduce our ownership stake in Nova to less than 20% and manage brand standards via strategic agreements and contracts in exchange for receiving a licensing fee against gross profit, and a services fee in return for the provision of management and administrative services, including financial reporting, business technology, and regulatory support. The strategic partnership between Nova and SNDL is expected to deliver growth opportunities and long-term shareholder value, cementing the two companies' positions in the Canadian cannabis industry."

As part of the closing of the Transaction, SNDL plans to reduce its equity ownership in Nova by completing a distribution of Nova common shares held by it to shareholders of SNDL (the "Share Distribution"), following which it is anticipated that SNDL and its subsidiaries will collectively own no more than 19.9% of the issued and outstanding common shares in the capital of Nova. SNDL intends to amend the plan of arrangement contemplating the Share Distribution (the "Original Plan of Arrangement") that was approved by SNDL's shareholders at the annual and special meeting of its shareholders held on July 25, 2022 in order to ensure that the SNDL shareholders receive meaningful value as part of the Share Distribution. Following any amendment of the Original Plan of Arrangement that may be implemented in accordance with its terms (such amended form being referred to as the "Amended Plan of Arrangement"), the Company will announce the terms of the implemented amendments. The completion of the Share Distribution is subject to certain closing requirements, including the receipt of a final order from the Court of King's Bench of Alberta (the "Court") to approve the Amended Plan of Arrangement and certain regulatory consents that are a condition precedent to the closing of the Transaction. In accordance with any final order approving the Amended Plan of Arrangement that may be granted by the Court, the Share Distribution is expected to occur concurrently with the closing of the Transaction. Subject to the satisfaction or waiver of all of the conditions precedent which include, but are not limited to, key regulatory approvals from applicable provincial cannabis regulators and the Toronto Stock Exchange, the Transaction is expected to close on or before June 30, 2023.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's plans related to the Share Distribution, the proposed amendment of the Original Plan of Arrangement and the terms thereof, the receipt of the final order of the Court in respect of the Amended Plan of Arrangement, the satisfaction and/or waiver of the conditions precedent to completing the Share Distribution and/or any other part of the Transaction (and/or the timing thereof), and the anticipated closing date of the Transaction. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3.D.—Risk Factors" in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on April 24, 2023, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/05/c9412.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 17:09e 05-MAY-23